Form ATS-N filing for ATS-6 (RPOOL)

Part Number	Item Number	Question	Answer
Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. MS&Co has affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities; non broker-dealers; and bank regulated entities. Any such affiliate can enter an order (as described in Part III, Item 7(a)) or a conditional indication (as described in Part III, Item 9(a)) in ATS-6 either (i) as principal; (ii) as agent or riskless principal on behalf of retail customers; or (iii) as agent or riskless principal on behalf of eligible institutional customers of MS&Co and its affiliates, including institutional customers who are SEC registered investment advisers, pension funds, endowments, and asset managers. Please see Part III, Item 2(b) for additional information regarding eligibility. Such orders (including any orders resulting from any conditional match with a conditional indication, as described in Part III, Item 9(a)) are classified either as agency or principal on the books and records of the Broker-Dealer Operator, as described in the response to Part III, Item 7(a) and subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the counter-party selection/opt-out processes described in response to Part II, Item 3. Since the effective date of the initial Form ATS-N for ATS-6, the following affiliates have executed in ATS-6: - Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Services LLC (non BD) - Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Smith Barney LLC (MPID: MSSB)

Part Number	Item Number	Question	Answer
			- Morgan Stanley Strategic Investments, Inc (non BD) - Morgan Stanley Uruguay Ltda. (foreign) - Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign) - Morgan Stanley Fixed Income Ventures Inc. (non BD) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed in ATS-6. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes in ATS-6 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator.
Part III	**Item 11**	**Trading Services, Facilities and Rules**	
Part III	Item 11a	Provide a summary of the structure of the NMS Stock ATS marketplace (e.g. crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	ATS-6 is a real-time, continuous match dark pool that matches orders in NMS stocks from eligible ATS-6 Participants (as described in response to Part III, Item 2(b)). The Broker-Dealer Operator lists on the website provided in response to Part I, Item 6 and otherwise provides monthly notice of those NMS stocks not eligible to be matched in ATS-6. Generally, the NMS stocks not eligible for matching in ATS-6 are securities with a regulatory or practical limitation on matching, such as securities on Morgan Stanley's restricted list, securities for which Morgan Stanley is the issuer; securities for which ATS-6 is approaching the 5% volume threshold under Regulation ATS, or the volume/notional thresholds under Regulation SCI, or securities with anomalous characteristics. This could result in the suspension of matching in individual securities, including those with high volumes, to stay under such thresholds. ATS-6 accepts orders, as described in response to Part III, Item 7(a), and conditional indications, as described in response to Part III, Item 9(a). ATS-6

Part Number	Item Number	Question	Answer
			operates a matching process as described in response to Part III, Item 7(a) and Part III, Item 9(a)). All executions in ATS-6 occur at the midpoint of the best bid and offer. Orders and conditional indications in ATS-6 that are eligible to participate at the midpoint of the best bid and offer are prioritized for matching based on type of interest (i.e., orders have priority over conditional indications), capacity, size, and time. Limit prices are used to determine eligibility to match at midpoint but do not play a role in determining priority.
Part III	Item 11c	Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales locked-cross markets, the handling of execution errors, and the time-stamping of orders and executions.	ATS-6 operates pursuant to the matching process described in response to Part III, Item 11(a), with interaction among orders and conditional indications subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the handling of conditional indications as described in response to Part III, Item 9(a). Orders and conditional indications are also subject to the Counter-Party Selection procedures described in response to Part III, Item 14(a) and Part II, Item 3. As described in those sections, the Broker-Dealer Operator permits (i) Participants to elect to have their orders interact with conditional indications (in the manner described in Part III, Item 9(a)) and (ii) Participants to opt out of interacting with orders and conditional indications deemed principal in ATS-6 by Morgan Stanley, as described in Part III, Item 7(a). For clarity, conditional indications cannot opt out of interacting with orders or with other conditional indications in ATS-6, other than as stated above. ATS-6 accepts short sale and short sale exempt orders and conditional indications and the Broker-Dealer Operator handles such orders (including any orders resulting from a conditional indication following a firm-up request) pursuant to the policies and procedures adopted pursuant to Rule 201(b) of Regulation SHO. ATS-6 does not execute transactions in NMS stocks

Part Number	Item Number	Question	Answer
			that are the subject of a locked or crossed market. An order or conditional indication that ATS-6 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal order or conditional indication by Morgan Stanley for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. In the event of an error of ATS-6 or of the Broker-Dealer Operator, the Broker-Dealer Operator will bust the trade or handle the liquidation or covering of the error position in a Morgan Stanley error account. An order or conditional indication receives a new time stamp when it enters ATS-6 and when any term of the order or conditional indication is subsequently amended by the party entering it, other than a decrease in quantity/size. Orders and conditional indications (and executions of both) are timestamped with ~~milli~~microsecond granularity.
Part III	**Item 20**	**Suspension of Trading**	
Part III	Item 20a	Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in NMS stocks.	The Broker-Dealer Operator may, in its sole discretion, elect to suspend crossing in ATS-6, including crossing in any individual NMS stock, such as for example, during market hours under anomalous conditions. ATS-6 will accept orders and conditional indications for NMS stocks that are halted and will resume crossing in such NMS stocks once such halt is lifted. During a halt, a Participant can cancel or modify an order or conditional indication. If the Broker-Dealer Operator suspends crossing in ATS-6, it may continue to accept orders and conditional indications in the affected NMS stock(s), based upon the circumstances giving rise to the suspension. Such decisions will be made on a case-by-case basis, in consultation with Legal, Compliance, and Business Unit Risk Management.

Part Number	Item Number	Question	Answer
			The Broker-Dealer Operator will endeavor to communicate to Participants through coverage personnel with respect to suspensions that are expected to have a material impact on such Participant(s). The nature and/or fact of such communication will vary based upon the nature and/or anticipated duration of the suspension or halt. The Broker-Dealer Operator will reject orders and conditional indications for NMS stocks that have been suspended for purposes of the 5% volume threshold of Regulation ATS, Regulation SCI volume/notional thresholds and for NMS stocks that are not eligible for trading pursuant to Morgan Stanley's restricted list. This could result in the suspension of matching in individual securities, including those with high volumes, to stay under such thresholds.